Schedule of Subsidiaries of Highwoods Properties, Inc.

1.   Highwoods Realty Limited Partnership, a North Carolina limited partnership
2.   AP Southeast Portfolio Partners, L.P., a Delaware limited partnership
3.   Highwoods/Florida Holdings, L.P., a Delaware limited partnership
4.   Highwoods/Tennessee Holdings, L.P., a Tennessee limited partnership
5.   Highwoods Services, Inc., a North Carolina corporation
6.   Highwoods Finance LLC, a Delaware limited liability company